Farmer Mac Mortgage Securities Corporation
1133 Twenty-First Street, N.W. Suite 600
Washington, D.C. 20036
PHONE: (202) 872-7700
FAX: (202) 872-7713

September 26, 2008

Securities and Exchange Commission
Attn: Max Webb, Assistant Director
100 F Street, NE
Washington, DC  20549

Re:	Farmer Mac Mortgage Securities Corporation
Request for Withdrawal of Registration Statement
SEC File No. 333-138253

Dear Mr. Webb:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Farmer Mac Mortgage Securities Corporation ( the “Registrant”), as depositor for the Farmer Mac Guaranteed Certificates Trust [__/__/06], hereby applies for an order granting the immediate withdrawal of the Registrant’s Registration Statement on Form S-3, File Number 333-138253, which was originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2006, together with all amendments and exhibits thereto.  This Registration Statement has not been declared effective by the SEC and no securities were issued or sold pursuant thereto.  The reason for this withdrawal application is that the Registrant has decided to forgo consummation of an SEC-registered offering of the Guaranteed Agricultural Mortgage-Backed Certificates at this time and intends to proceed with a private offering.

If you have any questions with respect to this request, please do not hesitate to contact Jerry Oslick, Vice President of the Registrant and General Counsel of Federal Agricultural Mortgage Corporation, at (202) 872-7700, or Michael Mitchell of Orrick, Herrington & Sutcliffe LLP, at (202) 339-8479.

Respectfully submitted,
Farmer Mac Mortgage Securities Corporation
as depositor for the
Farmer Mac Guaranteed Certificates Trust [ / /06]

By:       /s/  Jerome G. Oslick
Jerome G. Oslick
Vice President